1600, boul. St-Martin Est, Tour B, bureau 200
Laval, (Québec) H7G 4S7
Tél. : (450) 662-6632 Téléc (450) 662-6633

August 31, 2006

Ms. Donna Di Silvio
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:    Alimentation Couche-Tard Inc.
          Form 40-F
          Filed July 17, 2006
          File No. 333-10100
___________________________________________

Dear Ms. Di Silvio:

Reference is made to the letter dated August 4, 2006 letter from Michael Moran, Branch Chief (the "Comment Letter") to my colleague Richard Fortin, Executive Vice-President and Chief Financial Officer of Alimentation Couche-Tard Inc. ("ACT" or the "Company"), which follows your review of our Form 40-F for the fiscal year ended April 30, 2006 and to our recent telephone conversation to your queries.

We understand that the purpose of your review is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filing. As we assume that you are aware, we are a Canadian company based in Quebec and are listed on the Toronto Stock Exchange. To that effect, we are a foreign private issuer as defined under the Securities Act of 1933 and we qualify to use the Multi-Jurisdictional Disclosure System. In addition, we would like to point out that we are filing with the SEC on a voluntary basis pursuant to a contractual obligation.

For ease of reference, we are responding to your comments by referring to the specific items listed out in the Comment Letter.

Controls and Procedures

We will revise our disclosure in future filings accordingly to the recommendations contained in the Comment Letter.

Alimentation Couche-Tard Inc.
Form 40F
Filed July 17, 2006
File No. 333-10100
Page 2 of 3

Financial Statements, note 29 Reconciliation of Canadian and United States Generally Accepted Accounting Principles

As informed by Mélanie Deguire, our Director, Financial Controls and Information, in Canada, FAS 13-1 "Accounting for Rental Costs Incurred during a Construction Period" is covered by CICA Handbook EIC-21 "Accounting for lease inducements by the lessee" in regards of inducements received at the signature of a lease. As per EIC-21, the benefits of lease inducements should be accounted for as reductions of rental expense over the term of the lease. Based on this recommendation, we allocate any lease inducement on a straight-line basis over the lease term from the inception date (we include inducements in our straight-line lease calculations). Also, this kind of inducement is not received often by our company and consequently it is not a material amount.

As for accounting for rental costs incurred during a construction period, as per our fixed assets policy, the capitalization of these costs is not explicitly allowed. Our internal policy states the following:

2.2 Determination of the cost of a fixed asset (3061.16 to .27)

Most of our assets are purchased from third party, external sources and can include:

  costs incidental to the acquisition cost; and

  costs incurred to put the asset into an operating condition.

Incidental costs could include commissions, legal fees and land survey costs related to purchase of property and customs duties & taxes, incoming transportation, installation costs related to purchase of equipment:

  care must be taken to capitalize only the incidental and installation costs that are directly related to the asset; and

  installation costs of transferred assets should not be capitalized unless original installation costs are treated as a disposal.

It should be noted that certain indirect costs such as overhead, management and asset retirement costs are not capitalized. (...)

Thus, based on our policy, rental costs are not costs explicitly allowed to be capitalized whether they are incurred during a construction period or not. Consequently, these costs are part of our Operating, selling, administrative and general expenses line in our Consolidated Statements of Earnings.

We believe this treatment to be in accordance with the staff position on FAS13-1, which states that "rental costs associated with ground or building operating leases that

Alimentation Couche-Tard Inc.
Form 40F
Filed July 17, 2006
File No. 333-10100
Page 3 of 3

are incurred during a construction period shall be recognized as rental expense. The rental costs shall be included in income from continuing operations."

As such, we believe that we do not have a GAAP difference with the United States on these issues.

Exhibits 99.2 and 99.3

We will revise the certifications accordingly to your recommendations in future filings. In addition, we confirm that the inclusion of the title in the first line of each certification of our CEO and CFO was not intended to limit the capacity in which such individuals provided the certification in our Form 40-F for the fiscal year ended April 30, 2006.

In response to your comment-letter, ACT acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please do not hesitate to contact the undersigned.

Yours truly,

(s) Sylvain Aubry

Sylvain Aubry
Corporate Secretary